VE 3/26/04

AH 3/25/2004

04016260

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 52190

RECD S.E.C.
MAR 2 4 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Koehler Financial, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5764 James Drive
(No. and Street)

Stevensville (City) MI (State) 49127 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy P. Koehler 616-429-0650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory Klenow, CPA
(Name — *if individual, state last, first, middle name*)

2224 E. Centre Ave. (Address) Portage (City) MI (State) 49002 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ____________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY J. KLENOW
CERTIFIED PUBLIC ACCOUNTANT
2224 E CENTRE AVE
PORTAGE, MICHIGAN, 49002-4464
(269) 323-8962

MICHIGAN LICENSE # 1101008538

INDEPENDENT AUDITORS' REPORT

Randy P. Koehler
C/O Koehler Financial, LLC

I have audited the accompanying statement of financial condition of Koehler Financial, LLC as of December 31, 2003 and the related statements of income, and statement of changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted an audit in accordance with generally accepted auditing standards. Those standards require that I perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial condition of Koehler Financial, LLC as of December 31, 2003, and the results of its operations and changes in financial condition for the year then ended in conformity with generally accepted accounting principles.

The information contained in Schedule I is presented for purposes of conforming with information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the financial statements and in my opinion, is fairly stated in all material aspects.

January 31, 2004

Koehler Financial LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

NET CAPITAL	
Total ownership equity	$ 10,000
Less 2% haircut on Money Market account	(207)
original word was shave	
Net capital	$ 9,793
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accrued expenses	$ 33,900
COMPUTATION OF BASIC CAPITAL REQUIREMENT:	
Minimum net capital based on Aggregate Indebtedness	$ 2,260
Minimum dollar requirement	$ 5,000
Excess net capital	$ 4,793
Excess net capital at 100%	$ 7,533
Ratio: Aggregate indebtedness to net capital	3.46 to 1

Note:
Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)".

The above amounts agree with the FOCUS report filed with the SEC.

KOEHLER FINANCIAL, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

CONTENTS

Koehler Financial, LLC **December 31, 2003**

GREGORY J. KLENOW
CERTIFIED PUBLIC ACCOUNTANT
2224 E CENTRE AVE
PORTAGE, MICHIGAN, 49002-4464
(269) 323-8962

INDEPENDENT AUDITORS' REPORT

Randy P. Koehler
C/O Koehler Financial, LLC

I have audited the accompanying statement of financial condition of Koehler Financial, LLC as of December 31, 2003 and the related statements of income, and statement of changes in financial condition for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audits.

I conducted an audit in accordance with generally accepted auditing standards. Those standards require that I perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly the financial condition of Koehler Financial, LLC as of December 31, 2003, and the results of its operations and changes in financial condition for the year then ended in conformity with generally accepted accounting principles.

The information contained in Schedule I is presented for purposes of conforming with information required by rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the financial statements and in my opinion, is fairly stated in all material aspects.

Gregory J. Klenow

January 31, 2004

Koehler Financial, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2003

ASSETS	
Cash	$ 10,346
Receivable from dealers	33,554
TOTAL ASSETS	$ 43,900
LIABILITIES AND CAPITAL	
LIABILITIES:	
Management Fee payable	$ 33,900
Total liabilities	33,900
CAPITAL	
Capital	10,000
TOTAL LIABILITIES AND CAPITAL	$ 43,900

See notes to financial statements

Koehler Financial, LLC
STATEMENT OF INCOME
Year ended December 31, 2003

REVENUES	
Commissions	$ 258,644
Refund - NASD	165
Interest Income on cash in bank	55
Total revenues	258,864
EXPENSES	
Management Fees	258,836
Office Supplies	28
Total expenses	258,864
NET INCOME	$ -

See notes to financial statements

Koehler Financial LLC
STATEMENT OF CHANGES IN FINANCIAL CONDITION
Year ended December 31, 2003

Cash flows from operating activities:	
Net income	$ -
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
(Increase) in Receivable from dealers	(26,962)
Increase in Management Fee payable	27,017
Net cash provided by operating activities	55
Cash flows from Capital activities:	
None	-
Net increase in cash	55
Cash - beginning of year	10,291
Cash - end of year	$ 10,346

See notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a) Organization and nature of business:
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. The Company is a Michigan Limited Liability Company (LLC). Its only line of business as a broker-dealer involves agency transactions. Its customers are located primarily in Southwestern Michigan.

b) Commission revenue:
Commission revenue is recorded on the accrual basis.

c) Management Fees:
The Company has entered into an Operating Agreement with Koehler Financial Services, Inc. Under this agreement all revenues of the Company are paid to Koehler Financial Services, Inc. In return, all operating expenses of the Company are paid by Koehler Financial Services, Inc.

d) Related Party:
Koehler Financial Services, Inc. and the Company are both 100% owned by Randy P. Koehler

Koehler Financial LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
of the SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2003

NET CAPITAL	
Total ownership equity	$ 10,000
Less 2% haircut on Money Market account	(207)
Net capital	$ 9,793
AGGREGATE INDEBTEDNESS:	
Items included in statement of financial condition:	
Accrued expenses	$ 33,900
COMPUTATION OF BASIC CAPITAL REQUIREMENT:	
Minimum net capital based on Aggregate Indebtedness	$ 2,260
Minimum dollar requirement	$ 5,000
Excess net capital	$ 4,793
Excess net capital at 100%	$ 7,533
Ratio: Aggregate indebtedness to net capital	3.46 to 1

Note:
Schedules II, III, and IV, required under Rule 15c3-3 of the Securities and Exchange Commission, have not been presented because the Company claims exemption under section k(1), "Limited business (mutual funds and/or variable annuities only)".

The above amounts agree with the FOCUS report filed with the SEC.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5

Randy P. Koehler
Koehler Financial, LLC

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I studied the accounting practices and procedures followed by the Company. This included tests relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining exemptive procedures of rule 15c-3. Because the Company does not carry securities or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governers of the Federal Reserve System

The management is responsible for establishing and maintaining an internal control structure, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management are required to assess expected benefits and related costs of this structure practices and procedures referred to in the preceding factor. The ultimate gaol is to determine that those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

The two main objectives in the internal control structure and the practices and procedures are:

1. Provide management with reasonable assurance that assets of the Company are safeguarded against loss from unauthorized use or disposition, and
2. Transanctions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

I did not note any matters involving the internal control structure and its operations that I consider to be reportable under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL AS REQUIRED BY SEC RULE 17a-5 (Continued)

to significant deficiencies in the internal control structure that could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Instiitute of Certified Public Accountants. However, I believe there are no material weaknesses, and that the Company's practices and procedures were adequate at December 31, 2003 to meet the Securities and Exchange Commission's objectives referred to in the second paragraph.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchang Act of 1934 on their regulation of registered brokers. This should not be used for any other purpose.

Gregory J Klenow

January 31, 2004